Exhibit 99.1

Renren Announces Unaudited First Quarter 2012 Financial Results

BEIJING, China, May 15, 2012 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•      Total net revenues were US$32.1 million, a 56.1% increase from the corresponding period in 2011.

•      Online advertising revenues were US$9.3 million, a 14.8% increase from the corresponding period in 2011.

•      Gaming revenues were US$17.5 million, a 90.7% increase from the corresponding period in 2011.

•      Gross profit was US$19.6 million, an 18.9% increase from the corresponding period in 2011.

•      Operating loss was US$20.6 million, compared to an operating loss of US$4.7 million in the corresponding period in 2011.

•      Net loss attributable to Renren was US$13.6 million, compared to a net loss of US$2.6 million in the corresponding period in 2011.

•      Adjusted net loss (1) (non-GAAP) was US$11.3 million, compared to an adjusted net loss of US$1.1 million in the corresponding period in 2011.

“We are pleased that our total net revenues this quarter came in above our guidance, with 56% year-on-year growth. Our brand advertising business experienced a challenging quarter due to seasonality and Chinese economy slow-down, resulting in a more cautious approach by new advertisers on our social networking platform. However, our gaming revenue, driven by the popularity of our recently launched games and mobile gaming efforts, outperformed our expectation, offsetting the weakness in advertising. This highlights the benefit of having multiple revenue models on our social networking platform, particularly during the transition to a mobile-centric era,” commented Joseph Chen, Chairman and Chief Executive Officer.

“In the first quarter, our user base and traffic continued to grow, with total activated users reaching 154.2 million at the quarter-end, an increase of 32.1% year-on-year. Over 39% of the 40.1 million monthly unique log-in users in March accessed their Renren accounts through mobile devices. In addition, smart-phone penetration among our mobile users reached 62%,” Mr. Chen continued. “The rapid increase in mobile traffic has led to new opportunities and challenges for us. As mobile is one of the largest evolutionary trends in the internet sector, we are positioning ourselves to take advantage of the most important opportunities.”

“Our gaming business helped alleviate the softness in advertising this quarter, as well as introduced monetization capabilities on our growing mobile traffic,” added Hui Huang, Renren’s Chief Financial Officer. “However, monetization on mobile is still at a nascent stage. We will continue to invest in building the eco-system around our real-name social networking in both PC and mobile mediums, including offering more engaging products, improving targeting technology, upgrading our online video services and optimizing Nuomi’s business. With our diversified revenue model and a strong balance sheet, we are dedicated to maximizing the long-term growth of the Company.”

(1)       Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

First Quarter 2012 Results

Total net revenues for the first quarter of 2012 were US$32.1 million, representing a 56.1% increase from the corresponding period in 2011.

Online advertising revenues were US$9.3 million, representing an increase of 14.8% from the corresponding period of 2011. The increase originates from Renren’s steady growth of its user base and engagement level coupled with the increasing adoption of our SNS platform as an advertising solution by advertisers.  The number of Renren’s activated users increased from approximately 117 million as of March 31, 2011 to approximately 154 million as of March 31, 2012. Monthly unique log-in users increased from approximately 31 million in March 2011 to approximately 40 million in March 2012.

Internet Value-Added Services (IVAS) revenues were US$22.8 million, representing an 83.1% increase from the corresponding period of 2011. Within IVAS revenues, online game revenues were US$17.5 million for the first quarter of 2012, a 90.7% increase from the corresponding period of 2011. The increase in gaming revenues during this quarter was primarily due to the growing popularity of several new games Renren recently launched. Other IVAS revenues were US$5.3 million for the first quarter of 2012, a 61.8% increase from the corresponding period of 2011. Within other IVAS revenues, Renren’s social commerce service, Nuomi, recorded US$2.5 million of net revenues for the first quarter of 2012.

Cost of revenues was US$12.5 million, a 206.6% increase from the corresponding period of 2011. Cost of revenues for the first quarter of 2012 included US$0.3 million for Nuomi. The increase in cost of revenues for the first quarter was largely due to increased bandwidth investments and increased costs of Renren’s recently launched games.

Operating expenses were US$40.2 million, an 89.8% increase from the corresponding period of 2011. Operating expenses in the first quarter of 2012 included US$10.4 million expenses incurred on Nuomi. Excluding Nuomi, the operating expenses in the first quarter of 2012 would be US$29.8 million, a 79.7% increase from the corresponding period in 2011.

Selling and marketing expenses were US$17.4 million, a 78.2% increase from the corresponding period of 2011, primarily due to the increased investments in Nuomi’s sales force and advertising campaigns, along with increased personnel related expenses and promotions for products on Renren.

Research and development expenses were US$15.3 million, an 82.0% increase from the corresponding period in 2011, primarily due to headcount and personnel related expense increases.

General and administrative expenses were US$7.4 million, a 150.7% increase from the corresponding period in 2011, primarily due to the growth of the company size and business operations.

Share-based compensation expense, which were all included in the operating expenses, were US$1.8 million, compared to US$1.3 million in the corresponding period in 2011.

Operating loss was US$20.6 million, compared to an operating loss of US$4.7 million in the corresponding period in 2011.

Net loss attributable to Renren Inc. was US$13.6 million, compared to a net loss of US$2.6 million in the corresponding period in 2011. Excluding results of operations attributable to Nuomi in both quarters, net loss in the first quarter of 2012 would be US$5.5 million, compared to a net income of US$1.0 million in the corresponding period of 2011.

Adjusted net loss (non-GAAP) was US$11.3 million, compared to a net loss of US$1.1 million in the corresponding period in 2011. Excluding results of operations attributable to Nuomi in both quarters, adjusted net loss in the first quarter of 2012 would be US$3.1 million, compared to the adjusted net income of US$2.5 million in the corresponding period in 2011. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

On September 29, 2011, the Company announced a share repurchase program to repurchase up to US$150 million of its ADSs and shares.  During the first quarter of 2012, Renren repurchased approximately 1.8 million ADS’s, bringing the total share repurchase to 7.9 million ADSs.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$41 million to US$43 million in the second quarter of 2012, representing 35% to 41% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Renren’s management will host an earnings conference call at 9:00p.m. U.S. Eastern Time on Monday, May 14, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Tuesday, May 15, 2012).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 718-354-1231

Hong Kong: +852-2475-0994

China: +86 800-819-0121

International: + 65-6723-9381

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8235-5000

Passcode: 77974528

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for twelve months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren’s American depositary shares, each of which represents three Class A ordinary shares, currently trade on NYSE under the symbol “RENN”. Renren had approximately 154.2 million activated users as of March 31, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second quarter of 2012 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measure to the comparable GAAP financial measure” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	March 31,
per share, ADS, and per ADS data)	2011	2012

ASSETS

Current assets:
Cash and cash equivalents	$284,643	$318,513
Term deposits	702,680	652,763
Short-term investments	53,393	79,392
Accounts receivable, net	14,911	8,830
Prepaid expenses and other current assets	59,389	43,736
Amounts due from related parties	573	91
Deferred tax assets-current	1,381	1,381

Total current assets	1,116,970	1,104,706

Non-current assets:
Equipment, net	22,301	23,365
Intangible assets, net	28,086	27,725
Goodwill	58,998	59,030
Long-term investments	50,300	50,023
Other non-current assets	1,353	2,928

Total non-current assets	161,038	163,071

TOTAL ASSETS	$1,278,008	$1,267,777

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$20,381	$23,490
Accrued expenses and other payables	31,108	27,852
Amounts due to related parties	51	127
Deferred revenue	7,441	9,189
Income tax payable	1,506	1,704

Total current liabilities	60,487	62,362

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,976	6,847

Total non-current liabilities	6,976	6,847

TOTAL LIABILITES	$67,463	$69,209

Commitments

Shareholders’ Equity:
Class A ordinary shares (US$0.001 par value, 3,000,000,000 shares authorized, 770,912,350 and 769,397,457 issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	$771	$770
Class B ordinary shares (US$0.001 par value, 500,000,000 shares authorized, 398,763,450 and 400,242,617 issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	399	400
Treasury stocks, at cost	(25,597)	(32,200)
Additional paid-in capital	1,407,059	1,409,826
Statutory reserves	3,507	3,507
Accumulated deficit	(183,228)	(196,831)
Accumulated other comprehensive income	7,334	13,096

Total shareholders’ equity	1,210,245	1,198,568

Noncontrolling Interests	300	—

Total equity	1,210,545	1,198,568

LIABIILITIES AND EQUITY	$1,278,008	$1,267,777

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	March 31,	December 31,	March 31,
per share, ADS, and per ADS data)	2011	2011	2012

Net revenues
Online advertising	$8,130	$14,974	$9,330
IVAS	12,422	17,832	22,749
Total net revenues	20,552	32,806	32,079

Cost of revenues	(4,069)	(9,688)	(12,475)

Gross profit	16,483	23,118	19,604

Operating expenses:
Selling and marketing	(9,776)	(20,189)	(17,418)
Research and development	(8,425)	(13,867)	(15,332)
General and administrative	(2,957)	(6,458)	(7,413)
Impairment of intangible assets	—	(2,351)	—

Total operating expenses	(21,158)	(42,865)	(40,163)

Loss from operations	(4,675)	(19,747)	(20,559)

Other income	—	2,007	910
Exchange gain on dual currency deposit and offshore bank accounts	2,013	3,012	373
Interest income	323	5,658	5,854
Realized gain on available-for-sale investments	—	50,884	217
Impairment of cost method investment	—	(79)	—

Income (loss) before provision of income tax, gain (loss) in equity method investment and noncontrolling interests, net of income taxes	(2,339)	41,735	(13,205)
Income tax benefit (expenses)	(261)	1,120	(132)

Income (loss) before gain (loss) in equity method investments and noncontrolling interests, net of income taxes	(2,600)	42,855	(13,337)
Gain (loss) in equity method investments, net of income taxes	—	1,320	(279)

Net income (loss)	(2,600)	44,175	(13,616)
Add: Net loss attributable to noncontrolling interests, net of income taxes	—	115	13

Net income (loss) attributable to Renren Inc.	$(2,600)	$44,290	$(13,603)

Net income (loss) per share, basic	$(0.01)	$0.04	$(0.01)
Net income (loss) per ADS, basic	$(0.04)	$0.11	$(0.03)
Net income (loss) per share, diluted	$(0.01)	$0.04	$(0.01)
Net income (loss) per ADS, diluted	$(0.04)	$0.11	$(0.03)
Shares used in computation, basic	212,237,410	1,180,272,256	1,166,834,683
ADS used in computation, basic	70,745,803	393,424,085	388,944,894
Shares used in computation, diluted	212,237,410	1,214,824,327	1,166,834,683
ADS used in computation, diluted	70,745,803	404,941,442	388,944,894

RECONCILIATION OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE COMPARABLE GAAP FINANCIAL MEASURE

Adjusted net income (loss)

	For the Three Months Ended
	March 31,	December 31,	March 31,
(Amounts in US dollars, in thousands)	2011	2011	2012

Income (loss) from continuing operations	$(2,600)	$44,175	$(13,616)
Add back: Shared-based compensation expenses	1,325	1,284	1,770
Add back: Amortization of intangible assets	175	388	565
Add back: Impairment of intangible assets	—	2,351	—

Adjusted net income (loss)	$(1,100)	$48,198	$(11,281)